Exhibit 8.5

[Under Alex Ho & Co’s Letterhead]

Our Reference: AH01/99999/001/EL

27 August 2012

China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

Dear Sirs,

LEGAL OPINION ON CERTAIN HONG KONG TAX MATTERS

We refer to the proposed listing of the American depositary shares (the “ADSs”) of China Mobile Games and Entertainment Group Limited (the “Company”), a Cayman Islands company. We understand that VODone Limited, the Company’s major shareholder, proposes a distribution in specie (the “Distribution”) of a portion of its ADSs of the Company to the shareholders of VODone Limited and that the Company seeks a listing of the ADSs on the Nasdaq Global Market (the “Listing”). We have been asked to provide this legal opinion (the “Opinion”) with regard to the Hong Kong tax consequences relating to the purchasing, holding or selling of the ADSs by investors generally.

This Opinion is based on Hong Kong laws applicable as of the date of this Opinion and does not cover future laws or regulations or future interpretations or implementations of the current laws and regulations. We express no opinion on the laws of any other jurisdiction and have made no investigation into the laws of any other jurisdiction. This Opinion does not purport to address all possible tax consequences relating to the purchasing, holding or selling the ADSs, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Upon the basis of the foregoing and subject to the qualifications set out below, we set forth our opinion as at the date hereof.

Certain Hong Kong Tax Matters

Hong Kong profits tax generally

An investor will be subject to Hong Kong profits tax on income derived from the disposal of the ADSs only if both of the following conditions are satisfied:

(i)                                     the investor carries on a trade, profession or business in Hong Kong, and

(ii)                                  the gain arises in or is derived from Hong Kong.

Hong Kong does not tax gains of a capital nature. Thus, any capital gains derived from the disposal of the ADSs acquired for long term investment will not be taxable in Hong Kong.

The current normal profits tax rate applicable to corporations is 16.5% and the current normal profits tax rate applicable to individuals is 15%.

Purchase, holding and disposal of ADSs

Where the investor has no presence in Hong Kong and does not carry on any trade, profession or business in Hong Kong either directly or through an agent (meaning that the investor is not resident in Hong Kong), any gains derived by the investor from the disposal of the ADSs which are received from the Distribution or subsequently purchased would not be subject to Hong Kong profits tax.

Where the investor carries on a trade, profession or business in Hong Kong (meaning that the investor is resident in Hong Kong), one needs to consider whether the gains from the disposal of the ADSs is capital or revenue in nature, and whether it is Hong Kong or non-Hong Kong sourced.

There is no tax on capital gains in Hong Kong. If the investor is carrying on a trade, profession or business in Hong Kong but holds the ADSs for investment purposes, any gains derived from the disposal of the ADSs would not be subject to Hong Kong profits tax. The burden of proof will be on the investor that the gains are capital in nature.

If the investor is carrying on a trade, profession or business in Hong Kong and fails to prove that the profits derived from the disposal of the ADSs is capital in nature, the profits on disposal will be subject to Hong Kong profits tax if it is Hong Kong sourced. Trades of ADSs executed on the Nasdaq Global Market would generally be considered to be effected in the United States and therefore any profits on disposal would be considered to be non-Hong Kong sourced and hence not subject to Hong Kong tax. This general principle may not apply to the trading profits of certain investors due to the nature of their business (e.g. insurance companies) or the way their transaction is arranged (e.g. off exchange transactions).

Dividends received on ADSs

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by the Company on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Stamp duty

For transactions of stocks which are required to be registered in Hong Kong, stamp duty is charged at 0.2% on the higher of the consideration or the value of the stocks. A fixed duty of HK$5 will also be charged on the instrument of transfer (if any) relating to such transfer of stocks. In case of a company which is not incorporated in Hong Kong or does not keep its register of members in Hong Kong, any transfer of its stock is not subject to stamp duty in Hong Kong.

We understand that ADSs are separately constituted securities and they are constituted outside Hong Kong. Furthermore, no transfers of ADSs will be registered in Hong Kong. As the Company is not incorporated in Hong Kong, no stamp duty is payable on the purchase and sale of the ADSs so long as the Company does not keep its register of members in Hong Kong.

Qualifications

This Opinion addresses exclusively the matters stated herein and is not to be read as extending to any other documents or matters. We express no view with respect to any other matter and are under no obligation to advise you on any matters that may occur after the date of this Opinion which would render the views expressed herein no longer applicable. For the purposes of this Opinion, we have not examined or reviewed any contracts, instruments and other documents relating to the Company; nor have we made any other enquiries or investigations of the Company. Accordingly, this Opinion does not constitute a statement of the effect of Hong Kong tax laws on the Company’s legal, financial and taxation positions.

Consent

We hereby consent to the use of this opinion in, and the filing of this opinion as an exhibit to, the registration statement for the Listing and to the use of our name under the caption “Taxation” in the prospectus included in the registration statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933 or the rules or regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Yours faithfully

/s/ Alex Ho & Co
Alex Ho & Co